July 7, 2006	Cozen O'Connor

Securities and Exchange Commission 100 F Street, North East Washington, DC 20549

Re:	Middle Kingdom Alliance Corporation
Registration Statement on Form S-1
File No. 333-133475
Filed on April 21, 2006

Ladies and Gentlemen:

On behalf of Middle Kingdom Alliance Corporation, a Delaware corporation (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Registration Statement on Form S-1 for the Company (the “Amended S-1”), including exhibits.

The Amended Form S-1 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated May 23, 2006. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-1. The references to page numbers in the headings are to the original Registration Statement on Form S-1 (the “Original S-1”).

General

1.
Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no addition concerns regarding the underwriting arrangements in this matter.

The Company and the underwriters will provide the requested confirmation prior to effectiveness.

Securities and Exchange Commission
July 7, 2006

2.
We note that the company may seek a business combination with one or more companies in the PRC, Hong Kong or Macau. We further note that, as stated in the first paragraph of the prospectus summary, references in the prospectus to China or the PRC refer not only to the People's Republic of China but also to the Hong Kong Special Administrative Region and the Macau SAR. However, each of Hong Kong and Macau has its own distinct history, culture, economy, currency and legal system.. Please explain why it would not be appropriate to distinguish. among the three areas in the disclosure.

The Company has decided to focus its interest on companies having their primary or substantial operations in the People’s Republic of China, and has deleted references to Hong Kong and Macau in the Amended S-1.

3.
As a related matter, the prospectus describes regulation by the PRC of foreign currency exchange and dividend distribution, see, e.g., pages 35-37, but it provides no comparable information concerning Hong Kong or Macau. Please explain why such comparable information should not be presented for investors' consideration.

As discussed in response to comment 2, the Company has decided to focus its interest on companies having their primary or substantial operations in the People’s Republic of China, and has deleted references to Hong Kong and Macau in the Amended S-1.

4.
We note the requirements in Section 281(b) of the Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations… (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

As discussed in the Amended S-1, the Company has advised investors that, if it is not able to complete a business combination within the time period indicated and is required to dissolve, it intends to comply with Section 281(b) of the Delaware General Corporation Law. In order to comply with Section 281(b), the Company’s Board will be required to adopt a plan of dissolution that will provide for the payment, based on facts known to it at such time, of (a) all claims and obligations outstanding, (b) all pending claims and (c) all claims that may be potentially brought against the Company within the 10 years from the date of dissolution. This plan of dissolution will require Class B and common stockholder approval (voting as one class).

Securities and Exchange Commission
July 7, 2006

Since the Company will not be complying with Section 280 of the Delaware General Corporation Law, its Class B and common stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability will likely extend beyond the third anniversary of such dissolution, in contrast to Section 280 which generally provides for a bar against claims three years after dissolution. The Company has disclosed this possibility in the Amended S-1

Procedurally, the Company would proceed with a dissolution under Section 281(b) in the following manner:

•	its board of directors will adopt a specific plan of dissolution and distribution, which it will then vote to recommend to our Class B and common stockholders;

•	at such time the Company will prepare a preliminary proxy statement setting out such plan of dissolution and distribution as well as the board's recommendation of such plan;

•	the Company would then file its preliminary proxy statement with the Securities and Exchange Commission;

•
after the Securities and Exchange Commission has reviewed the proxy statement (or at least 10 days after filing if no review occurs) the Company will mail the proxy statements to its Class B and common stockholders, and will convene a meeting of its Class B and common stockholders, at which they will either approve or reject the plan of dissolution and distribution.

In the event the Company seeks stockholder approval for a plan of dissolution and distribution and does not obtain such approval, it will continue to pursue stockholder approval for its dissolution.

5.
We note the disclosure throughout your registration statement that the initial per share liquidation price for holders of Class B shares will be $8.08 or 101% of the per unit IPO price of $8.00. Please expand and clarify why you believe that it is appropriate to disclose such amount in view of the possibility that proceeds from the trust fund may be subject to claims brought against the company by third parties. See, e.g., risk factor eight at page 9.

The Company advises the Staff that it believes that it has addressed the potential risk that the trust fund may be subject to claims brought against the Company by third parties in several areas of the prospectus including in the Risk Factors and Business sections. These disclosures include a stand-alone risk factor entitled “If third parties bring claims against us, the proceeds held in the trust fund could be reduced and the per-share liquidation price received by holders of Class B Common Stock could be less than $8.08 per share.”

Securities and Exchange Commission
July 7, 2006

6.
Please expand your discussion of how you determined the public offering price. In this regard, please tell us the factors you considered in determining to value this offering at $25,440,000. What factors did you consider when determining that you might need $24,240,000 in the trust fund (together with $676,400 of the proceeds of the February 2006 private placement) to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply to determine whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate or an unrelated third party with respect to a business combination. This includes the time period before the company was incorporated and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the corporate entity of Middle Kingdom Alliance Corp. Given management's extensive and high-level experience in banking and finance, and investments, mergers, acquisitions, restructuring and business development in the PRC, the precise nature of management's knowledge about the ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets maybe material information for which appropriate disclosure is required. We may have further comment.

The Company advises the Staff that it considered several factors in determining the size of this offering. Among the factors considered were management’s perceptions, based on their collective experience, of the potential target size of businesses with sufficient scale to operate as a stand-alone public entity in the PRC for which the proceeds from this offer could acquire a significant minority stake. In trying to determine what size of offering to attempt to complete and, therefore, what size of business combination could be sought post-offering, the Company tried to balance the foregoing and place the Company in what management felt would be the most advantageous position for being able to complete an acquisition that would benefit the Company’s shareholders post-offering. The Company believes that possessing an equity base equivalent to the net proceeds of this offering will provide sufficient capital to combine with viable target businesses with demonstrated business plans in the PRC. The determination of the offering price of the units and the valuation accorded to the company is more arbitrary than the pricing of securities for, or valuation of, operating companies in a particular industry. Risk factor 18 of the Original S-1 was included to highlight these considerations to investors.

Calculation of Registration Fee

7.
It appears that you are not registering the 100,000 Class A Warrants that the company proposes to issue to members of the company's Advisory Council, or the underlying shares of common stock. See page 33. Please advise.

The Company has included the 100,000 Class A Warrants for members of its Advisory Council in the Amended S-1.

Securities and Exchange Commission
July 7, 2006

Prospectus Cover Page

8.
The last paragraph states that holders of the Series A Units will not have any rights with respect to liquidation distributions of the trust fund in the event that the company is unable to consummate a business combination. However, the third paragraph states that in the event of a liquidation, holders of common stock will receive, on a pro rata basis, the net assets, if any, including any amounts in the trust fund in excess of those needed to distribute $8.08 per share of Class B common stock, following that distribution. This formulation also appears elsewhere. See, e.g., pages 6, 8. Please clearly indicate throughout the prospectus whether stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in light of the disclosure that the company will use interest earned on the trust to pay expenses. The company may want to consider adding a risk factor concerning rights to interest in view of the requirement of Rule 419 that interest earned on the funds held in trust is for the sole benefit of the purchasers.

The Company has revised the prospectus cover page to state that in the event that the company is unable to consummate a business combination the Series A Unit holders will have the right “to any remaining funds in the trust fund in excess of the amounts needed to distribute $8.08 per share of Class B common stock plus a pro-rata share of the interest earned on the trust fund in excess of the lesser of $1,000,000 or 50% of such interest.”

The Company has amended risk factor seven of the Original S-1 to state that contrary to Rule 419 interest earned on the funds held in trust is not solely for the sole benefit of the purchasers of the Series B Units.

9.
In addition, please state, if true, and clearly indicate throughout the prospectus that upon liquidation, existing stockholders of the company that purchase Class B and/or Class A units in the IPO, see, e.g., page 15, would receive the liquidating distribution described for holders of Class B common stock and/or common stock, respectively. See, e.g., page 5.

The Company has revised the prospectus cover page to state that its existing stockholders may purchase Series A or B units in this offering and would be entitled to receive any liquidating distributions described for holders of the Class B stock or common stock. Similar disclosure has been added throughout the prospectus.

Table of Contents

10.
Please modify the statement, "You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus" by referencing your obligations to update disclosure as provided for by the undertakings required by Item 512 of Regulation S-K.

The Company has deleted the referenced sentence in the Amended S-1.

Securities and Exchange Commission
July 7, 2006

Prospectus Summary page 1

11.
The fourth full paragraph states that the company intends to focus its efforts on a target business that has a valuation of less than six times net income after tax during the twelve-month period prior to its most recent audited financial statements, with net income calculated at US GAAP. Please discuss the reasons for selection of this criterion.

The Company advises the Staff that the reason for the six times net income amount is that management believes this metric would result in a potential target business with sufficient potential for future valuation growth after the completion of a business combination and the commencement of the public trading of the securities of the combined entities. The specific metric is based on management’s collective experience. We note that the referenced metric is not a criteria for a target business, but is a characteristic that the Company will consider in choosing a target business.

12.
The same paragraph adds that, "We may expand our search for target businesses with valuations outside of this focus." Please discuss the parameters, if any, that the company would apply in any such expanded search.

The disclosure has been revised to state that the Company can provide no assurances that a selected target company will meet any specific criteria, other than the collective fair market value of the target business or businesses must be at least 80% of our net assets at the time of the business combination.

13.
Because the company's target company may participate in any industry, the disclosure required by Item 101 of Regulation S-K should include a discussion of how the company intends to conduct its search for a business combination candidate. Please also explain how the company would narrow its potential choices if it found a number of potential target companies that satisfied its valuation criterion.

The Company has added disclosure in the fifth full paragraph that states that if the Company is presented with multiple potential business combinations, but is only able to complete one combination, it will choose the business combination that it believes will be in the best interests of its stockholders.

14.	Please add an explanation at the end of the fifth paragraph concerning the size of the board and the classes of directors.

The Company has added disclosure in the Amended S-1 regarding the size of its board and the classes of its directors.

15.
Please provide support for the statements in the last two paragraphs concerning the current climate for foreign investment in the PRC. In the paragraph at page 2, please replace the reference to "the above factors" with the specific factors that will influence the selection of a target company.

The Company has qualified the statements referenced in the first sentence of your comment to clarify that the statements made are the opinions of the Company. The Company has replaced the reference to “the above factors” with specific factors.

Securities and Exchange Commission
July 7, 2006

16.
Please explain how innovative industrial technologies have allowed small and medium-sized PRC companies to "leapfrog existing products, processes and services and to establish new market leadership." Provide some illustrations of companies that have recently gained a competitive advantage and begun to achieve rapid and sustainable growth through such means.

The Company has deleted the referenced sentence and has made other changes to this section.

17.
Please explain what is meant by recurring revenue and net income. As a related matter, please discuss the company's views concerning the length of time that a suitable target company will have been conducting operations. Discuss, for example, whether the target company could be a start-up company(ies) or early stage development company(ies).

The Company has replaced the referenced terms. The Company has added a new paragraph following the referenced paragraph that states that it may select targets that are in the early stages of their development or have been recently formed provided that such companies are earning revenues and/or are generating net income.

Offering proceeds to be held in trust, page 5

18.
The last sentence of the first paragraph refers to net proceeds "of this offering" not held in the trust fund (initially, approximately $47,200). It appears, however, that these funds represent proceeds of the private placement not placed in the trust fund. See, e.g., prospectus cover. Please clarify.

The Company has revised the sentence to reference that the $47,200 included proceeds from its recently completed private placement.

Class B stockholders must approve business combination, page 6

19.
We note the disclosure here and throughout the prospectus that the company will proceed with the initial business combination only if, among other things, Class B stockholders owning less than 20% of the outstanding Class B shares both vote against the business combination and exercise their conversion rights. Please explain whether, in the company's view, it could lower or increase the 20% threshold after the effective date and prior to the vote regarding the initial business combination, or whether any other conditions applicable to the business combination could be revised after the offering is effective. We may have further comment.

The Company supplementally advises the Staff that in its view, it could not lower or increase the 20% threshold after the effective date and prior to the vote regarding the initial business combination, and that no other condition applicable to the business combination could be revised after the offering is effective. The Company acknowledges (and has disclosed in the prospectus) that the validity of provisions prohibiting amendment of the amended and restated certificate of incorporation under Delaware law has not been settled, and that a court could conclude that the prohibition on amendment violated the shareholders’ implicit rights to amend the amended and restated certificate of incorporation. However, the Company views the foregoing provisions as obligations to its shareholders and has stated in the prospectus that it will not take any actions to waive or amend any of these provisions.

Securities and Exchange Commission
July 7, 2006

Summary Financial Data, page 8

20.
Please revise your as adjusted working capital amount to include the $24,240,000 to be held in the trust fund to be consistent with your disclosure in the second paragraph following the table provided.

The Company has made the requested adjustment.

21.
Please remove the parenthesis around total liabilities (actual) and the value of common stock which may be converted to cash (as adjusted). In addition, please revise to correct the mathematical inaccuracy in the as adjusted column (i.e., reconcile total assets to total liabilities, value of common stock which may be converted and stockholders' equity).

The Company has made the requested removal in the first sentence of your comment. The Company has corrected the mathematical inaccuracy.

Risk Factors, page 9

22.
We note the disclosure in risk factor four. Please revise the disclosure throughout the prospectus to clearly indicate the specific requirements and provisions that may be amended and clearly state, as indicated in the risk factor, that you view these provisions as obligations to stockholders and will not waive or amend these provisions.

The Company made the requested disclosure in the Original S-1. Specifically, the last sentence of risk factor four states, “we view the foregoing provisions as obligations to our shareholders and we will not take any actions to waive or amend any of these provisions.” The Company believes that it has made similar disclosure in the prospectus where appropriate.

23.	In risk factor six, please clarify that the distribution to shareholders will occur "promptly" after the time period has been completed.

The Company has made the requested change. The Company has added that it must receive Class B and common stockholder approval of its plan of dissolution prior to being able to distribute funds to shareholders.

24.
Risk factor twelve discusses the issuance of capital stock or debt securities to complete a business combination. It appears that only the issuance of capital stock could reduce the equity interest of the company's stockholders and likely cause a change of control. Please also explain how the use of debt financing could restrict the combined company's operations.

The Company has clarified that only the issuance of equity securities could reduce the equity interest of the company's stockholders and likely cause a change of control. The Company explained in the original filing how the use of debt financing could restrict the combined company's operations in the bullets set forth in the second paragraph of risk factor twelve.

Securities and Exchange Commission
July 7, 2006

25.
Please revise risk factor thirteen to name any officers and/or directors that may remain associated “In various capacities" with the target company following a business combination. Discuss the potential compensation of members of management that may occur following a business combination. State how it will be determined and whether it will be a term of the business combination agreement. This topic should be discussed in greater detail. Add disclosure in the business section and in the conflict of interest section. We may have further comment.

The Company has added the requested language to risk factor thirteen, to the first paragraph of “Management - Conflicts of Interest” section, and to the first paragraph of “Proposed Business - Completing a Business Combination - Limited ability to evaluate the target business’ management” section.

26.
The fourteenth risk factor at page 13 states that the officers and directors may have a conflict of interest in allocating their time between the company's operations and other businesses, because these individuals are not required to commit their full time to the company's affairs. Please explain the effects that could ensue from the officers and directors' devoting insufficient time to the company's affairs.

The Company has added a third paragraph to risk factor fourteen discussing the effects that could ensue from the officers and directors' devoting insufficient time to the Company's affairs.

27.
Risk factor sixteen at page 13 states that some of the company's officers and directors may be involved or in the future may become affiliated with other businesses, including other blank check companies, that are "engaged in business activities similar to those intended to be conducted by us." Please reconcile with the disclosure in risk factor fourteen, which suggests that none of these persons are currently affiliated with a company formed with a business purpose similar to Middle Kingdom's.

The Company has clarified in risk factors fourteen and sixteen that its officers and directors are not presently affiliated with any other “blank check” companies.

28.
Please revise risk factor sixteen to identify all current affiliations of the company's officers and directors with entities that are engaged in activities similar to those in which the company intends to engage.

The Company has clarified in risk factor sixteen that its officers and directors are not presently affiliated with any other “blank check” companies.

Securities and Exchange Commission
July 7, 2006

29.
Please revise the nineteenth risk factor at page 14 to discuss whether the net proceeds of the offering will be sufficient for a business combination. Also, the discussion of funds available to cover operating expenses appears to omit the amount from the sale of common stock referenced in the twentieth risk factor.

The Company has added a sentence to risk factor nineteen stating that it believes the funds from the offering and its recently completed private placement (discussed in risk factor twenty) will be sufficient to allow it to locate a target business.

30.
In the twentieth risk factor, please explain the reference to "$22,500 from the sale of common stock to our management and principal stockholder." It appears that this transaction involved a sale of 750,000 common shares to the company's officers, directors and principal stockholder, i.e., High Capital Funding, LLC, see, e.g., page . 43, at $0.03 per common share. See Note 1 to the table at page 24. Please explain the circumstances of the sale and identify the purchasers. Please discuss the exemption relied upon. Please also add information concerning the sale to Item 15 of Part II, Recent Sales of Unregistered Securities.

The Company has added language to risk factor twenty discussing the circumstance of the sales to its management and principal stockholder. Specifically, the Company has stated the offering was a previously completed private placement. The Company included the information concerning the sale in Item 15 of Part II in its Original S-1 which has also been amended to provide greater detail of the two private placements.

31.
In the twenty-third risk factor at page 15, please state whether the company's existing stockholders have indicated whether they intend to purchase any Series A or Series B units in the offering. We note also that the numbers provided in the discussion conflict with the information concerning the offering provided at page 3. Please revise.

The Company has included a sentence at the end of the first paragraph of risk factor twenty-three stating that its existing stockholders may purchase Series A or B units in the offering. We note that the numbers in the discussion (840,450 shares) does not conflict with the information on page 3.

32.
The twenty-fifth risk factor at page 16 states that, "We also are planning to issue up to 100,000 Class A Warrants to members of our Advisory Council." See also page 46. This proposal does not appear to be reflected elsewhere in the prospectus, see, e.g., the Calculation of Registration Fee and the description of the offering at page 3. Please discuss.

The Company has included the securities that may be issued to the members of its Advisory Council in the registration statement and has included them in the Calculation of Registration Fee.

Securities and Exchange Commission
July 7, 2006

Risks associated with. our completing a business combination with a target business in the PRC, page 18

33.
Please provide support for the statements in the thirty-first risk factor at pages 17-18 concerning the "economic, political and legal developments in China, which have rapidly changed," as stated in the subcaption.

The Company relied on several sources for the statement referred to in the risk factor. Due to the general nature of the reference, the Company does not believe that a specific source need be referenced in the prospectus. The Company supplementally refers the Staff to articles written in the Journal of Asian Law and Council on Foreign Relations that discuss the rapid changes in the economic, political, and legal systems in China. These articles have been attached to this letter as exhibits for your review.

34.	In the thirty-second risk factor at page 19, please explain how which changes in U.S.-PRC relations could make a target business' operations, good or services "less attractive."

The Company has revised the referenced risk factor (please note the change is to risk factor thirty-three entitled “If political relations between the U.S. and the PRC weaken, it could make a target business’s operations, goods, or services less attractive to customers outside of the PRC”) to explain the adverse effects a change in US - PRC relations could have on the Company.

35.	The thirty-fourth and thirty-ninth risk factors appear to address the same risk and should be combined.

We believe this comment is addressing risk factors thirty-five and forty, which dealt with foreign currency fluctuations. The Company has combined the risk factors into risk factor forty, entitled in the Amended S-1 “Fluctuations in the value of the renminbi relative to foreign currencies could cause the cost of a target business as measured in dollars to increase and could affect our operating results after a business combination,” and has deleted risk factor thirty-five from the Original S-1, entitled “Any devaluation of the renminbi could negatively impact our target business’ results of operations and any appreciation of the renminbi could cause the cost of a target business as measured in dollars to increase.”

36.
In the thirty-sixth risk factor, please state whether the company's directors and officers who reside outside the United States have consented to service of process in a state and to the jurisdiction of a federal district court.

The Company has made the requested disclosure.

37.
In the forty-first risk factor, please add a discussion of the potential effects of PRC exchange controls upon the company's ability to make dividend or other payments in U.S. dollars. See page 37 of the prospectus.

The Company has added a sentence to risk factor forty-one discussing the potential impact on dividends that could result from the foreign currency exchange controls discussed in the risk factor.

Securities and Exchange Commission
July 7, 2006

Use of Proceeds, page 22

38.	It appears that the net proceeds, if the over-allotment option is exercised, should be $27,912,400 rather than $27,327,280. Compare page 27. Please revise, if appropriate. See also page 27.

The $27,327,280 amount reflects the net proceeds of the offering less the deferred underwriting discount of $585,120. The $27,912,400 figure referenced excludes the deferred underwriting discount. The Amended S-1 has been revised to clarify this issue.

39.
Considering the size of this offering, your estimate of miscellaneous expenses ($75,700) appears high. Please revise here and in Part II (Item 13) to provide an explanatory note supporting your estimate. Please note that all amounts listed as offering expenses must be directly attributed to the offering.

The Company does not believe the amount is high considering the offering may be marketed in Europe and in the United States. The Company acknowledges that all amounts listed as offering expenses are directly attributed to the offering.

Dilution, page 25

40.
It is not clear how you arrived at $23,563,600 as the proceeds from this offering. Tell us why you have not used $23,778,400 (the net proceeds from the public offering and private placement), consistent with your disclosure on page 22 (use of proceeds). Please advise or revise accordingly.

The $23,563,600 in the “Proceeds from this offering” column represents only the proceeds from this offering and does not include the proceeds from the private placement which are included in the “Net tangible book value before this offering” column. The Company has changed the table to show the component parts of the “Net tangible book value before this offering.”

Capitalization, page 26

41.	Please revise to ensure that the amounts presented in your table (i.e., actual) reconcile to the financial statements.

The Company has revised the amounts presented in the table to reconcile to the financial statements.

42.
Please revise to present the value of common stock which may be converted to cash (as adjusted) outside of permanent stockholders' equity, consistent with your presentation on page 8 (summary financial data), and ensure that your additional paid in capital is appropriately reflected.

The Company has made the requested revision.

Securities and Exchange Commission
July 7, 2006

Financial Condition and Results of Operations.. page 27

43.	The third full paragraph states that net proceeds are estimated to be approximately $24,287,200, but the figure shown in the table at page 22 is $23,778,400. Please address the discrepancy.

The $24,287,200 amount reflects the net proceeds of the offering, but does not take into account the deferred underwriting discount of $508,800. The $23,778,400 figure referenced excludes the deferred underwriting discount. The Amended S-1 has been revised to clarify this issue.

Proposed Business, page 29

44.	In the first paragraph, please state when the company was organized.

The requested addition has been made.

45.	Please provide support for the eight bullet points beginning with the one concerning privatization at page 29.

The Company has supplementally provided the requested support as an exhibit to this comment letter. The Company will provide the requested support for bullet four or delete the bullet in the next amendment.

Completing a Business Combination, page 30

General

46.
The prospectus states that the company may select as a target company one "that may be financially unstable or in its early stages of development or growth." Please explain how such a company is compatible with your valuation criterion (less than six times net income) and certain other factors cited immediately above, i.e., recurring revenue and net income; stable cash flow, opportunities for growth; and a superior management team. We note also that a financially unstable company is not cited in the prospectus summary. Please advise or revise.

The Company has deleted the referenced phrase in the Amended S-1, and stated that it may select targets that are in the early stages of their development or have been recently formed. The Company has stated in the prospectus that although it intends to look for certain characteristics in a target business, it may complete a business combination with companies that do not meet all the criteria discussed.

Securities and Exchange Commission
July 7, 2006

We have not identified a target business or target industry.

47.
The first paragraph at page 32 reiterates certain limitations upon the initial business combination (a business in the PRC having a value of at least 80% of the company's net assets at the time of the combination). The prospectus states that, "We have not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses." Please modify this statement, which appears overbroad in view of the valuation criterion (less than six time net income) plus recurring revenue and net income; stable cash flow, opportunities for growth; and a superior management team, as well as the other criteria set forth in the bullet points at page 32 of the prospectus. We note that at page 35, the prospectus refers solely to "significant growth potential." Please discuss whether there is any order of precedence for the criteria mentioned here.

The Company has deleted the term “attributes” in the referenced sentence. The 80% value is in fact the only “criteria” for a target business. The items in the bullet points are not required criteria, but are characteristics that management will focus on in selecting a target. The Company has added disclosure immediately following bullet points further clarifying this distinction.

Probable lack of business diversification, page 32

48.	Please specify which of the various previously discussed criteria constitute the "minimum financial standards" referenced in the first sentence of the paragraph.

The Company has deleted the referenced phrase and specified the minimum criteria, namely, that the target business must have a collective fair market value, at the time of the business combination, of at least 80% of the Company’s net assets.

Distribution of trust fund to stockholders if no business combination, page 33

49.	Please add to the first paragraph information concerning the inclusion of interest in the distribution of the trust fund. See, e.g., page 9.

The Company has revised the first sentence of the referenced paragraph to include a discussion of the inclusion of the interest earned on the trust fund.

Amended and Restated Certificate of Incorporation, page 34

50.
The prospectus sets forth in bullet points certain requirements and restrictions in Article IV that are related to the offering. The prospectus states that the amended and restated certification of incorporation "prohibits the amendment of the above described provisions." We note, however, that Article IX, Amendment, provides that: "The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed herein and by the laws of the state of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation." Please state whether, as it appears, Article IX would override the prohibition on amendment contained in Article IV. Explain the inclusion of Article IX in the Amended and Restated Certificate of Incorporation in view of the company's undertaking not to "take any actions to waive or amend any of the bulleted provisions at page 34.

As stated in the prospectus, the Company views the referenced provisions in the Certificate of Incorporation as obligations to its shareholders and has agreed that it will not take any actions to waive or amend any of these provisions. The Company does not believe the existence of Article IX is in conflict with the foregoing.

Securities and Exchange Commission
July 7, 2006

Competition, page 34

51.
In the third full paragraph at page 35, the prospectus states that the company "believe[s] that there are numerous potential target businesses with which we could complete a business combination with the net proceeds of this offering .. . ." Please either provide support for this statement or delete it..

The Company has deleted the reference.

Comparison to Offerings of Blank Check Companies, page 38

52.	Please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' rights to receive interest earned from the funds held in escrow.

The Company has added a new row entitled “Release of interest” to the comparison table discussing the shareholders’ rights to receive interest earned from the funds held in escrow.

Conflicts of Interest, page 45

53.
We note the disclosure that you will not consummate a business combination with a company that is affiliated with an existing stockholder, officer or director unless you obtain an independent fairness opinion. Please add a risk factor that discusses the ability to enter into a business combination with an affiliated entity. We may have further comment.

The Company has added a new risk factor on page 21 of the Amended S-1 as follows:

We may enter into a business transaction with an affiliate of our officers, directors or existing stockholders, which may create the appearance of a conflict of interest.

The possibility exists that we may acquire a business affiliated with one of our officers, directors or existing stockholders. Should we seek to acquire such a business, the appearance of a potential conflict of interest would exist. For example, such a transaction may create an appearance that a director or officer recommended a business combination solely for personal profit and not because it was in our best interest. Our management and board intend to act in accord with their fiduciary duties to us, and to our shareholders, including obtaining an independent fairness opinion in the event we decide to pursue a business transaction with an affiliate of our directors, officers or existing stockholders.

Securities and Exchange Commission
July 7, 2006

Underwriting, page 57

54.
Please tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

The Company has been advised by the underwriters that it may engage in electronic offer, sale, or distribution of the units and/or may engage a third party to host or access the preliminary prospectus on the Internet. However, at this time the underwriters have not made definitive arrangements regarding these matters. The Company will promptly provide the Staff with the information requested in comments 54 and 55 upon receipt.

55.
Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

See comment 54.

56.
If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. Please explain how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program.

The Company supplementally advises the Staff that neither the Company nor any of the underwriters intends to conduct a directed share program.

Financial Statements

Statement of Stockholders' Equity, F-5

57.	Please revise to include a separate column for your subscriptions receivable. Notes to Financial Statements.

The Company has made the requested revision.

Securities and Exchange Commission
July 7, 2006

Note 3 —Proposed Offerings and Underwriters Purchase Option, F-9

58.
We note your disclosure regarding the underwriter purchase option (UPO). Please tell us in detail how you intend to account for the UPO in your financial statements, and clarify if this transaction will be recorded as an expense to the proposed offering. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. In addition, the fair value of the UPO would appear to be material to your financial statements. Please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

The Company has added disclosure regarding the accounting of the UPO in its MD&A, and in new Note 3 of the financial statements.

Part II

Recent Sales of Unregistered Securities

59.
Please include the private placement of 361,800 Class A warrants in this section. State the exemption relied upon and the facts supporting your reliance upon it. Please also provide the same information concerning the sale of 750,000 common shares to the company's officers, directors and principal stockholder at $0.03 per common share. See page 24.

The table in the Original S-1 included the Series A units, which consisted of common stock and Class A warrants. The Amended S-1 separately lists the common stock and Class A warrants underlying the Series A units. The information regarding the 750,000 shares of common stock was included in the Original S-1.

Signature Page

60.
Please revise the signature page to provide for and/or identify specifically the signature of each of the following persons: Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

The Company has made the requested revisions.

Securities and Exchange Commission
July 7, 2006

Exhibits

Exhibit 3.1 Amended and Restated Certificate of Incorporation

61.
Section C of Article IV, Capital Stock, provides that provisions (1) through (5) shall apply during the period commencing upon the filing of the certificate and the earlier of the consummation of a business combination or the Termination Date, as defined, and may not be amended during the Target Business Acquisition Period, as defined. Article IX, Amendment, provides that: "The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed herein and by the laws of the state of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation." Please discuss whether Article IX would permit the modification of Article IV during the Target Business Acquisition Period.

As stated in the prospectus, the Company views the referenced provisions in the Certificate of Incorporation as obligations to its shareholders and has agreed that it will not take any actions to waive or amend any of these provisions. The Company has also discussed in the prospectus the fact that the validity of provisions prohibiting amendment of the amended and restated certificate of incorporation under Delaware law has not been settled, and that a court could conclude that the prohibition on amendment violated the shareholders’ implicit rights to amend the amended and restated certificate of incorporation. In such case, the above-described provisions would be amendable and any such amendment could reduce or eliminate the protection afforded to the Company’s shareholders. The Company does not believe the existence of Article IX is in conflict with the foregoing.

62.
Section C, 3 of Article IV provides for the cancellation of Class B shares and the distribution of the trust fund within sixty days of the Termination Date in the event that a business combination has not been consummated. Please discuss the operation of this provision in the framework of a voluntary and an involuntary liquidation of the company. Please include in your discussion, as appropriate, the relevant provisions of Delaware corporation law and Chapter 7 of the U.S. Bankruptcy Code.

The Company’s stockholders have agreed to amend the Certificate of Incorporation to delete the sixty day reference. As discussed in the prospectus, the Company will be required to comply with Sections 280 to 282 of the Delaware General Corporation Law, and as such, cannot agree to the referenced timeframe.

Sincerely,

COZEN O'CONNOR

/s/ Cozen O'Connor

Enclosures

cc:	David A. Rapaport